

July 16, 2018

Subject: Certification of Financial Statements by Principal Executive Officer

I, Bryan Melendez, certify that:

(1) the financial statements of Cherish Productions LLC (dba The Grocery Runners) included in this Form are true and complete in all material respects; and

(2) the tax return information of Cherish Productions LLC (dba The Grocery Runners), included in this Form reflects accurately the information reported on the tax return for Cherish Productions LLC (dba The Grocery Runners) filed for the fiscal year ended 12-31-2017.



Bryan Melendez

CEO, Founder

10999 Reed Hartman Highway

Suite 301

Blue Ash, OH 45242

The Grocery Runners
Income Statement 2016

	JAN	FEB	MARCH	APR	MAY	JUNE	JULY	AUG	SEPT	OCT	NOV	DEC	Annual Totals
Total Revenue	$60.00	$190.00	$260.00	$260.00	$470.00	$710.00	$880.00	$800.00	$880.00	$1,110.00	$940.00	$1,140.00	$7,700.00
Costs of Goods Sold													
Total Cost of Goods Sold	$24.00	$76.00	$104.00	$104.00	$188.00	$284.00	$352.00	$320.00	$352.00	$444.00	$376.00	$456.00	$3,080.00
Gross Margin	$36.00	$114.00	$156.00	$156.00	$282.00	$426.00	$528.00	$480.00	$528.00	$666.00	$564.00	$684.00	$4,620.00
Total Operating Expenses	$8,562.00	$11,902.00	$7,502.00	$2,517.00	$2,187.00	$5,287.00	$4,977.00	$2,087.00	$2,157.00	$1,847.00	$1,827.00	$2,087.00	$52,939.00
Income (Before Other Expenses)	-$8,526.00	-$11,788.00	-$7,346.00	-$2,361.00	-$1,905.00	-$4,861.00	-$4,449.00	-$1,607.00	-$1,629.00	-$1,181.00	-$1,263.00	-$1,403.00	-$48,319.00
Other Expenses													
Total Other Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Net Income Before Tax	-$8,526.00	-$11,788.00	-$7,346.00	-$2,361.00	-$1,905.00	-$4,861.00	-$4,449.00	-$1,607.00	-$1,629.00	-$1,181.00	-$1,263.00	-$1,403.00	-$48,319.00
Income Tax	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Net Profit/ Loss	-$8,526.00	-$11,788.00	-$7,346.00	-$2,361.00	-$1,905.00	-$4,861.00	-$4,449.00	-$1,607.00	-$1,629.00	-$1,181.00	-$1,263.00	-$1,403.00	-$48,319.00

The Grocery Runners
Income Statement 2017

	JAN	FEB	MARCH	APR	MAY	JUNE	JULY	AUG	SEPT	OCT	NOV	DEC	Annual Totals
Total Revenue	$3,230.44	$3,256.11	$3,212.33	$3,450.09	$3,242.23	$3,676.01	$3,714.12	$6,077.33	$8,256.07	$9,944.10	$14,481.08	$24,735.39	$87,275.30
Costs of Goods Sold													
Total Cost of Goods Sold	$544.00	$396.00	$484.00	$464.00	$448.00	$516.00	$584.00	$3,713.00	$6,580.00	$6,819.00	$8,357.59	$9,779.36	$38,684.95
Gross Margin	$2,686.44	$2,860.11	$2,728.33	$2,986.09	$2,794.23	$3,160.01	$3,130.12	$2,364.33	$1,676.07	$3,125.10	$6,123.49	$14,956.03	$48,590.35
Operating Expenses													
Total Operating Expenses	$3,158.29	$3,387.19	$3,593.79	$3,272.29	$3,271.09	$3,556.19	$15,079.76	$13,053.65	$7,489.53	$6,961.55	$6,980.69	$5,197.38	$75,001.39
Income (Before Other Expenses)	-$471.85	-$527.08	-$865.46	-$286.20	-$476.86	-$396.18	-$11,949.64	-$10,689.32	-$5,813.46	-$3,836.45	-$857.20	$9,758.65	-$26,411.04
Other Expenses													
Total Other Expenses	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$12,109.44
Net Income Before Tax	-$1,480.97	-$1,536.20	-$1,874.58	-$1,295.32	-$1,485.98	-$1,405.30	-$12,958.76	-$11,698.44	-$6,822.58	-$4,845.57	-$1,866.32	$8,749.53	-$38,520.48
Income Tax	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Net Profit/ Loss	-$1,480.97	-$1,536.20	-$1,874.58	-$1,295.32	-$1,485.98	-$1,405.30	-$12,958.76	-$11,698.44	-$6,822.58	-$4,845.57	-$1,866.32	$8,749.53	-$38,520.48

The Grocery Runners - 2016
12-Month Cash Flow

	JAN	FEB	MARCH	APR	MAY	JUNE	JULY	AUG	SEPT	OCT	NOV	DEC	Annual Totals
Beginning Balance	$17,000.00	$8,474.00	$686.00	$8,340.00	$5,979.00	$37,074.00	$32,213.00	$27,764.00	$23,157.00	$18,497.00	$13,289.00	$11,026.00	
Total Cash Inflow - Sales	$60.00	$190.00	$260.00	$260.00	$470.00	$710.00	$880.00	$800.00	$880.00	$1,110.00	$940.00	$1,140.00	$7,700.00
Cash Outflows													
Cost of Goods Sold	$24.00	$76.00	$104.00	$104.00	$188.00	$284.00	$352.00	$320.00	$352.00	$444.00	$376.00	$456.00	$3,080.00
Operating Expenses	$8,562.00	$7,902.00	$7,502.00	$2,517.00	$2,187.00	$5,287.00	$4,977.00	$5,087.00	$5,188.00	$5,874.00	$2,827.00	$3,687.00	$52,939.00
Total Cash Outflows	$8,586.00	$7,978.00	$7,606.00	$2,621.00	$2,375.00	$5,571.00	$5,329.00	$5,407.00	$5,540.00	$6,318.00	$3,203.00	$4,143.00	$64,677.00
Net Cash Flow	-$8,526.00	-$7,788.00	$7,654.00	-$2,361.00	$31,095.00	-$4,861.00	-$4,449.00	-$4,607.00	-$4,660.00	-$5,208.00	-$2,263.00	-$3,003.00	
Ending Cash Balance	$8,474.00	$686.00	$8,340.00	$5,979.00	$37,074.00	$32,213.00	$27,764.00	$23,157.00	$18,497.00	$13,289.00	$11,026.00	$8,023.00	

Cash Injections
$15,000.00
$33,000.00

The Grocery Runners - 2017
12-Month Cash Flow

	JAN	FEB	MARCH	APR	MAY	JUNE	JULY	AUG	SEPT	OCT	NOV	DEC	Annual Totals
Beginning Balance	$8,023.00	$6,542.03	$5,005.83	$3,131.25	$1,835.93	$349.95	-$1,055.35	$43,985.89	$32,287.45	$25,464.87	$20,619.30	$18,752.98	
Total Cash Inflow - Sales	$3,230.44	$3,256.11	$3,212.33	$3,450.09	$3,242.23	$3,676.01	$3,714.12	$6,077.33	$8,256.07	$9,944.10	$14,481.08	$24,735.39	$87,275.30
Cash Outflows													
Cost of Goods Sold	$544.00	$396.00	$484.00	$464.00	$448.00	$516.00	$584.00	$3,713.00	$6,580.00	$6,819.00	$8,357.59	$9,779.36	$38,684.95
Operating Expenses	$3,158.29	$3,387.19	$3,593.79	$3,272.29	$3,271.09	$3,556.19	$15,079.76	$13,053.65	$7,489.53	$6,961.55	$6,980.69	$5,197.38	$75,001.39
Business Loan	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$1,009.12	$12,109.44
Total Cash Outflows	$4,711.41	$4,792.31	$5,086.91	$4,745.41	$4,728.21	$5,081.31	$16,672.88	$17,775.77	$15,078.65	$14,789.67	$16,347.40	$15,985.86	$125,795.78
Net Cash Flow	-$1,480.97	-$1,536.20	-$1,874.58	-$1,295.32	-$1,485.98	-$1,405.30	$45,041.24	-$11,698.44	-$6,822.58	-$4,845.57	-$1,866.32	$8,749.53	
Ending Cash Balance	$6,542.03	$5,005.83	$3,131.25	$1,835.93	$349.95	-$1,055.35	$43,985.89	$32,287.45	$25,464.87	$20,619.30	$18,752.98	$27,502.52	

Added 58K in July 2017

UNAUDITED

The Grocery Runners

Balance Sheet

Asset Type	12/31/2016		12/31/2017	
Current Assets	$	8,023.00	$	27,502.00
Fixed Assets	$	-	$	-
Other Assets	$	-	$	-
Current Liabilities	$	319.00	$	-
Long-term Liabilities	$	8,023.00	$	8,022.48
Owner Equity	$	(319.00)	$	19,479.52
Total Assets	$	8,023.00	$	27,502.00
Total Liabilities & Stockholder Equity	▷ $	8,023.00	▷ $	27,502.00
Balance	$	-	$	-

UNAUDITED